MASTER DEVELOPMENT AND MANUFACTURING AGREEMENT

by and between

PUREPAC PHARMACEUTICAL CO.

and

SHASUN CHEMICALS AND DRUGS LIMITED

Dated as of May 27th, 2005

EXHIBIT A. PRODUCT LIST AND CORRESPONDING TERRITORY AND LAUNCH DATE

EXHIBIT B. DEVELOPMENT API

EXHIBIT C. DEVELOPMENT ACTIVITIES MILESTONE TIMETABLE

EXHIBIT D. SPECIFICATIONS

EXHIBIT E. QUALITY AGREEMENTS

EXHIBIT F. JOINT DEFENSE AGREEMENT

EXHIBIT G. SHASUN API

EXHIBIT H. MEMBER COUNTRIES OF THE EUROPEAN UNION

EXHIBIT I. LIST OF RESTRICTED GEOGRAPHIC AREAS

MASTER DEVELOPMENT AND MANUFACTURING AGREEMENT

This MASTER DEVELOPMENT AND MANUFACTURING AGREEMENT (the "Agreement") is made as of May 27th, 2005, (the "Effective Date") by and between Purepac Pharmaceutical Co., organized and existing under the laws of the State of Delaware, USA, and its affiliates and related companies, all Alpharma corporations (referred to herein as "Alpharma") and Shasun Chemicals and Drugs Limited, a company organized under the laws of India (referred to herein as "Shasun" or "Manufacturer") (Alpharma and Shasun each a party and together are the "parties").

WHEREAS Alpharma desires Shasun to exclusively develop, manufacture and supply the Developed Products (as hereinafter defined) and Development APIs in accordance with the requirements of this Agreement in order to facilitate exclusive marketing and sale of the Developed Products in the Territory (as hereinafter defined) on behalf of Alpharma or its Affiliates; and

WHEREAS Shasun desires to perform such development, manufacture and supply and Alpharma or its Affiliates (as defined herein) desire to sell the Developed Products all upon the terms and conditions of this Agreement;

NOW, THEREFORE in consideration of the mutual covenants and agreements contained herein, Alpharma and Shasun hereby agree as follows:

ARTICLE 1.     DEFINITIONS. The following terms shall, unless the context otherwise requires, have the meanings set forth below:

1.1 "180 Day Period of Exclusivity" shall mean a period of 180 days of marketing exclusivity within the United States granted by the FDA under and pursuant to 21 U.S.C. Article 355(j)(5)(B)(iv) of the US Federal Food, Drug and Cosmetic Act, as amended.

1.2 "AAA" shall have the meaning set forth in Section 16.4.

1.3 "Affiliate" shall mean a corporation which owns, or is owned by or is under common ownership with a party to this agreement, where "own" or "ownership" means direct or indirect ownership of at least 40% of the outstanding voting securities of a corporation or a comparable equity interest in any other type of entity.

1.4 "Agreement" shall have the meaning set forth in the Preamble and shall include any exhibits and attachments hereto.

1.5 "ANDA" shall mean any abbreviated new drug application required to manufacture, market and sell finished dosage forms of the Developed Products in the US Territories (as defined herein) filed by Alpharma with the FDA pursuant to 21 USC Section355(j), and any supplements and amendments thereto which may be filed by Alpharma from time to time.

1.6 "API" shall mean the active pharmaceutical ingredient including any Development API, Third Party API or Shasun API as defined herein.

1.7 "API Facility" shall mean the Shasun active pharmaceutical ingredient manufacturing facility located at **** or any other Shasun controlled facility approved by Alpharma.

1.8 "API Net Profit" shall mean the gross sales of Development API to third parties other than Alpharma and Alpharma Affiliates or Shasun and Shasun Affiliates less (i) ****, (ii) Shasun's depreciation and amortization cost related to such Development API, and (iii) Shasun's or Alpharma's actual distribution costs.

1.9 "Confidential Information" shall have the meaning set forth in Section 17.4.

1.10 "Data" shall refer to all data, materials, plans, reports, test results and other information generated and/or utilized by Shasun in the development and manufacture of the Developed Products and/or API including, but not limited to the Specifications and Manufacturing Information.

1.11 "DDU" shall mean that the price shall be "delivered duty unpaid" as such term is defined by the Uniform Commercial Code of the State of New York, as may be amended from time to time.

1.12 "Developed Product(s)" means the finished-product formulations in all strengths, of the products listed in Exhibit A hereto and any additional products added to said Exhibit A at anytime after the date of this Agreement in writing executed by Alpharma and Shasun.

1.13 "Development Activities" has the meaning set forth in Section 2.1.

1.14 "Development API" shall mean the active pharmaceutical ingredient(s) listed on Exhibit B, as it may be amended from time to time at anytime after the date of this Agreement in writing executed by Alpharma and Shasun, that will be developed and manufactured by Shasun to be used in any one or more of the Developed Products for which the parties have agreed that such development is to be funded by Alpharma.

1.15 "DMF" shall mean the Drug Master File required to manufacture, market and sell API in bulk form supplied by Manufacturer and filed with the FDA, European or other regulatory authorities and any amendments thereto, including, without limitation, analytical methods, stability and pharmaceutical data and manufacturing processes with respect to the API.

1.16 "Dossier" shall mean the underlying product information, including Manufacturing Information and Data, necessary for filing a Marketing Authorization Application with the relevant Regulatory Authority in order to receive Marketing Authorizations for a Developed Product in one or more of the countries within the European Territory.

1.17 "European Acts" shall mean the statutes relating to the manufacture, marketing and sale of pharmaceuticals in the European Territory, and any regulation promulgated thereunder, including without limitation all current good manufacturing practices and current good laboratory practices as defined therein, in each case as amended from time to time.

1.18 "European Territory" shall mean those countries that are members of the European Union as of the date of this Agreement, as shown on Exhibit H.

1.19 "Excluded Regions" shall mean any country or union of countries listed on Exhibit I where Shasun will not manufacture, market, sell, have sold, distribute or compete with Alpharma in any way, directly or indirectly, with respect to specified corresponding Developed Products.

________________

**** Indicates that material has been omitted pursuant to a request for confidential treatment and has been filed separately with the Securities and Exchange Commission.

1.20 "Facility" shall mean the Shasun finished product manufacturing facility located at ****or any other Shasun controlled facility approved by Alpharma.

1.21 "Facility Transfer" shall mean the transfer of the manufacturing of one or more of the Developed Products from the Facility to a manufacturing facility of Alpharma, its Affiliates or a third party in full compliance with all applicable provisions of the FD&C Act or the European Acts, as applicable.

1.22 "FDA" shall mean the United States Food and Drug Administration and any successor bodies.

1.23 "FDA Rules" shall mean all FDA rules, regulations and guidances as amended from time to time.

1.24 "FD&C Act" shall mean the United States Federal Food, Drug and Cosmetics Act, (21 U.S.C. 301, et seq.), as amended from time to time, and any regulation promulgated thereunder, including, without limitation, all current good manufacturing practices and current good laboratory practices as defined therein, in each case as amended from time to time.

1.25 "Final Decision" shall mean:

a.     a final non-appealable decision or judgment entered by the appropriate court in the United States on the issue of (a) whether a Paragraph IV Product infringes all of the patents of a third party which are subject to certification pursuant to 21 U.S.C. Section 355(j)(2)(A)(vii)(IV) of the FDA Act and related to the Reference Listed Drug for a Developed Product and listed in the Orange Book, or (b) whether any or all of the patents which are subject to such certification and are related to the Reference Listed Drug for a Developed Product and listed in the Orange Book are invalid or unenforceable; or

b.     a settlement or agreement between Alpharma, or its Affiliate or Shasun or its Affiliates on one hand and said third party patent holder which has the effect of fully and finally terminating or forestalling all litigation of the type referred to in this definition.

1.26 "Fixed and Variable Costs" shall include: direct salaries and Social Costs; indirect salaries and Social Costs (including operations, quality assurance, quality control, maintenance, engineering, materials management and support services) and operating expenses (including variable supplies; maintenance materials; operating supplies; utilities; EHS; insurance; statutory levies; consumables and support services and the like) directly related to the manufacture of the Developed Products and Development API.

1.27 "Force Majeure" shall mean the occurrence of an event which materially interferes with the ability of a party to perform its obligations or duties hereunder which is not within the reasonable control of the party affected, not due to malfeasance, and which could not with the exercise of due diligence have been avoided, including, but not limited to, fire, accident, work stoppage, sabotage, strike, riot, civil commotion, terrorism, act of God, delay or errors by shipping companies or change in law.

1.28 "Good Manufacturing Practices" or "cGMP" shall mean the current good manufacturing practices for manufacturing finished products and active pharmaceutical ingredients as set forth in the FD&C Act and European Acts, their attendant rules and regulations, and any other current good manufacturing practices which are applicable to the Facility or API Facility.

1.29 "Intellectual Property Rights" shall include all rights and interests, vested or arising out of any patent, copyright, design, trade mark, trade secrets, know-how or goodwill whether arising from common law or by statute or any right to apply for registration under a statute in respect of those or like rights.

1.30 "Latent Defects" shall mean any instance where a lot of API or Developed Product fails to conform to Specifications or fails to conform to the warranties given by Shasun herein, and such failure would not be discoverable upon reasonable physical inspection or standard testing of such API or Developed Product upon receipt by Alpharma or third party in accordance with Alpharma's or such third party's standard operating procedures.

1.31 "Launch Date" means the first date of commercial sale of a Developed Product by Alpharma on a country-by-country basis, as determined individually for each Developed Product.

1.32 "Launch Ready " shall mean with respect to each Developed Product, that the Developed Product has received all necessary Regulatory Approvals and has been timely delivered to Alpharma in accordance with Alpharma's initial firm order for such Product.

1.33 "Loss" shall mean any and all damages, fines, fees, settlements, payments, obligations, penalties, deficiencies, losses, costs and expenses (including, without limitation, environmental losses, interest, court costs, reasonable fees of attorneys, accountants and other experts and other reasonable expenses of litigation or other proceedings or of any claim, default or assessment).

1.34 "Marketing Authorization" or "MA" shall mean a Marketing Authorization based on a Dossier which is required to manufacture, market and sell finished dosage forms of the Developed Product(s) under the European Acts, and any supplements and amendments thereto which may be filed by the parties from time to time.

1.35 "Marketing Authorization Application" or "MAA" shall mean shall mean any drug application required to manufacture, market and sell finished dosage forms of the Developed Products under the European Acts, and any supplements and amendments thereto which may be filed by the parties from time to time.

1.36 "Manufacturer Error" shall mean the failure to perform, the negligent performance or willful misconduct in the performance by Shasun, its Affiliates or their respective officers, agents or employees of any obligation imposed upon, customarily performed by or assigned to Shasun under this Agreement.

1.37 "Manufacturing Information" shall mean all chemistry, formulation, stability, manufacturing, and/or packaging, quality control and other information required to be included in an application for a Regulatory Filing.

1.38 "Manufacturing Procedures" shall mean the manufacturing procedures used by Shasun: (i) to manufacture the Developed Products, such procedures to be conducted in accordance with (A) cGMPs; (B) Shasun's standard operating procedures as previously disclosed to Alpharma and (C) the form of master batch records for each Developed Product in the form approved by Alpharma and such regulatory authority as may be applicable, whether or not such procedures or batch records also constitute Manufacturing Information; or (ii) to manufacture the API, such procedures to be conducted in accordance with (A) cGMPs; (B) the Specifications and, (C) Shasun's standard operating procedures as previously disclosed to Alpharma.

1.39 "Milestone Timetable" shall mean the mutually agreed dates upon which Shasun is obligated to complete the specific components of the Development Activities with respect to each individual Developed Product and/or Development API as applicable, as evidenced in Exhibit C hereto.

1.40 "Net Sales" shall mean the dollar amount determined by ****. If Alpharma or an Affiliate sells any Developed Products directly or indirectly to an Affiliate, and such Affiliate thereafter sells said Developed Products to an independent third party, only the revenues on the sale of such Developed Products by such Affiliate to such independent third party shall be used in the calculation of Net Sales; subject to all of the deductions set forth above, provided that such deductions are not applied to the sale between or among Alpharma and its Affiliates.

1.41 "Non-Exclusive Regions" shall mean those countries or union of countries listed on Exhibit I where the parties agree that for certain listed Developed Products, both parties shall be free to independently sell, have sold, market and distribute the specified corresponding Developed Products, directly or indirectly, free from any of the parties' obligations or commitments hereunder with regard to such Developed Products in such Non-Exclusive Regions.

1.42 "Orange Book" shall mean the edition of the "Approved Drug Products with Therapeutic Equivalence Evaluations" published by the FDA as in effect from time to time.

1.43 "Patent Defect" shall mean any instance where a lot of API, or Developed Product, fails to conform to the Specifications or fails to conform to the warranties given by Shasun herein, and such failure is discoverable upon reasonable physical inspection or standard testing procedures upon receipt by Alpharma in accordance with Alpharma's standard operating procedures.

1.44 "Patent Infringement Damages" shall mean damages awarded against Alpharma or Shasun, or any of its Affiliates, in a patent infringement action relating to patents listed in the Orange Book for a Paragraph IV Product plus any attorneys fees, costs or expenses in connection therewith.

1.45 "Paragraph IV Product" shall mean a Developed Product as to which the application for Regulatory Approval under the FD&C Act has been requested pursuant to 21 U.S.C. Section505(j)(2)(A)(vii)(IV) of the FD&C Act.

1.46 "Pilot Biostudy (ies)" shall mean a study or studies (usually smaller in scale and with multiple formulations) intended to generate data to be used in the creation of the design of a Pivotal Biostudy or Pivotal Biostudies.

1.47 "Pivotal Biostudy (ies)" shall mean a pivotal clinical blood-level study (ies) used to demonstrate bioequivalence as required by the FDA Act and/or the European Acts, as applicable.

1.48 "Product Termination Date" shall mean for each Developed Product the date, which is the **** anniversary of the Launch Date with respect to an individual Developed Product within the U.S. Territory and the European Territory.

1.49 "Regulatory Activities" shall mean any and all actions reasonably necessary or required to obtain and maintain the Regulatory Approvals required for a Developed Product and its component API.

1.50 "Regulatory Approvals" shall mean the approvals required under the FD&C Act and the European Acts to sell and market the Developed Products in each of those jurisdictions.

1.51 "Regulatory Authority (ies)" means the governmental authorities that are responsible for regulating and prescribing rules for the FDA Act and/or the European Acts.

1.52 "Regulatory Filing" shall mean the registrations, permits, licenses, authorizations, presentations, notifications, filings and/or approvals (together with all applications therefor) required for the development, manufacture, use, importation, export, marketing, sale and distribution of the Developed Product, including, where applicable, the DMF, in any country within the Territory.

1.53 "Regulatory Requirements" shall mean any requirements under or pursuant to the FD&C Act and/or the European Acts.

1.54 "Regulatory Standards" shall mean (i) the facility license requirements, including good laboratory practices, and the Good Manufacturing Practice regulations applicable to the Facility, the API Facility or Shasun's research and development, production, packaging, storage or handling of Developed Products or API at the Facility or the API Facility and (ii) any standards of any governmental authority, including good laboratory practices, whether within or outside the United States and Europe, that apply to the Facility, the API Facility, Shasun's research and development facilities or Shasun's production, packaging, storage or handling of the Developed Products or API.

1.55 "Shasun API" shall have the meaning ascribed to in it in Section 4.3 of this Agreement.

1.56 "Social Costs" shall include the total of all costs incurred towards employees, apart from salaries, as required by **** applicable laws, or by any other generally accepted business practice in the normal course of business in the region in which the firm operates.

1.57 "Specifications" with respect to each API or Developed Product shall mean the development, manufacturing, quality control, packaging, labeling, shipping and storage specifications in the applicable USP/NF monograph, EP monograph, the DMF or other Regulatory Filing, in the form of specifications set forth as part of this Agreement, including without limitation, those set forth on Exhibit D hereto, and such specifications as may from time to time be established by applicable regulatory authorities and as mutually agreed upon by the parties. .

1.58 "Territory" shall mean the entire world, except where modified by Exhibit I.

1.59 "Third Party API" shall mean any active pharmaceutical ingredient purchased from a third party supplier for use in any one or more of the Developed Products.

1.60 "Transfer Price" shall have the meaning described in Section 6.

1.61 "US GAAP" shall refer to United States generally accepted accounting principles, consistently applied.

1.62 "US Territory" shall mean the United States and its possessions and territories.

1.63 "Waxman-Hatch Act" shall mean "The Drug Price Competition and Patent Term Restoration Act of 1984," Pub. L. No. 98-417, 98 Stat. 1585 (1984) (codified as amended at 21 U.S.C. Section 355 (1994) and 35 U.S.C. Section 271(d)-(h) (1995)), as amended from time to time.

1.64 "Waxman-Hatch Litigation" shall mean any litigation involving the parties arising under the Waxman-Hatch Act that involves the Paragraph IV Products.

ARTICLE 2.     DEVELOPMENT ACTIVITIES AND PRODUCT APPROVAL

2.1 Product Development. Shasun, at its own cost and expense, shall undertake and perform the development work necessary to formulate, analytically develop and take all other developmental actions necessary or required to facilitate the preparation of a Regulatory Filing in form sufficient to complete the actions required by Section 2.4 ("Development Activities") with respect to each Developed Product as designated on Exhibit A, Development API as designated on Exhibit B and, as applicable, Shasun API as set forth on Exhibit G. Shasun shall also undertake the similar Development Activities with respect to such other products as may be added to and agreed to between Shasun and Alpharma from time to time. For clarity, Shasun shall provide formulations and analytical methods of the Developed Products that are sufficient and adequate for Alpharma to conduct Pilot Biostudies and Pivotal Biostudies required to demonstrate 1) acceptability to proceed to Pivotal Biostudy, and 2) bioequivalence as required within a Regulatory Filing. The specific objectives, scope, and required Milestone Timetable for Shasun's Development Activities hereunder are set out in Exhibit C. Alpharma reserves the right to withdraw from development any Developed Product where Shasun has not successfully achieved the milestones set out in the Development Proposal or Milestone Timetable and/or that Alpharma, in its sole discretion, determines would not be commercially viable to finance additional Development Activities for such Developed Product.

2.2 Development Testing. Alpharma will retain and oversee the engagement or retention of clinical research organizations to perform any Pilot Biostudy and Pivotal Biostudy testing required under this Agreement at its own cost and expense. Alpharma shall also develop the protocols for any such Pilot Biostudy and Pivotal Biostudy. Prior to the submission of any Developed Product formulation for testing, Alpharma shall have the right to evaluate the submission and assess the readiness of the Developed Product for Pilot Biostudy and Pivotal Biostudy. Shasun shall use commercially reasonable efforts to make any changes to the submission requested by Alpharma. Should the submitted Developed Product formulation, fail any Pivotal Biostudy, Shasun will perform all additional Development Activities required to reformulate the Developed Product. The parties will equally share the costs of any such additional Development Activities.

2.3 API Development and/or Procurement. Prior to the commencement of Development Activities for any Developed Product and upon acceptance of Shasun's Development Proposal (as defined in Section 2.4), the parties will determine whether or not Shasun will undertake development of the API (the "Development API" as defined above).

a.     In this event, Shasun shall give Alpharma written notice specifying the date at which such Development API shall be ready for commercial production of the Developed Product, the cost of such Development API and the details on the process and Specifications used to manufacture and test the Development API in sufficient detail for inclusion in the Developed Product Regulatory Filing.

b.     Alpharma shall accept the use of Development API if: (a) Shasun's notice reasonably demonstrates that: (i) the Development API will be ready for use in the Developed Product on a date which will permit commercial launch in accordance with the Milestone Timetable, and (ii) the Development API which will reasonably result from the process and Specifications used for manufacturing and testing supplied by Shasun will likely facilitate the timely receipt of Regulatory Approvals for the Developed Product and; (b) Alpharma reasonably determines that there is no opportunity to obtain the API from a third party source at a lower price.

c.     In the event Alpharma determines that a lower price than Shasun's cost of API is available, it shall inform Shasun of such price and Shasun shall have thirty (30) days to meet such lower price in good faith. If Shasun fails to meet such lower price, at Alpharma's discretion, the Development Activities for the Developed Product may be commenced using the Third Party API of Alpharma's choosing. Nothing in this subsection shall be deemed to obligate Alpharma to continue or commence the Development Activities with regard to such Developed Product, however.

d.     If use of the Development API is accepted pursuant to this Section, such decision shall be reconsidered if, at any time during the Development Activities, the actions leading to Regulatory Approvals, or thereafter, Alpharma reasonably believes that Shasun will be unable to meet the API criteria set forth in Section 2.3(b). In the event that Alpharma decides to reject using the Development API pursuant to this subsection, it shall be entitled to credit the cost of developing the Development API against other sums payable to Shasun pursuant to this Agreement, and be entitled to terminate this Agreement with regard to such Developed Product. In the event Alpharma determines that a lower price than Shasun's cost of API is available, it shall inform Shasun of such price and Shasun shall have thirty (30) days to meet such lower price. If Shasun fails to meet such lower price, at Alpharma's discretion, the manufacture of the Developed Product may be commenced using the Third API of Alpharma's choosing.

e.     If the parties agree to have Shasun develop a Development API hereunder, they shall amend Exhibit B hereto to reflect the addition of such Development API.

f.     Nothing in this Section shall be deemed to waive either party's rights in or to the Development API set forth in this Agreement.

2.4 Payment for Development Activities. Alpharma shall pay Shasun's ****, as agreed upon, incurred in the development of the Developed Products and the Development API (the "Development Fee"). Prior to commencing any Development Activities with respect to the Development API or Developed Products, Shasun shall provide Alpharma with: (i) an estimate of the development costs; (ii) proposed development schedule which shall include a date, agreed upon by the parties, for the start of Development Activities (the "Development Start Date"); and (iii) such other information as Alpharma may request as may be necessary for Alpharma to evaluate the feasibility of the Development Activities (the "Development Proposal"). Alpharma shall work with Shasun to reach an agreement on the Development Proposal, which, once approved, shall become the binding budget for such development work. Payment of expenses incurred in connection with such Development Activities will be allocated as follows: (1) **** percent (****%) thirty (30) days after ****; (2) **** percent (****%) thirty (30) days after ****; (3) **** percent (****%) thirty (30) days after ****; and (4) **** percent (****%) thirty (30) days after ****. Alpharma shall pay **** of Shasun's **** incurred in the Development Activities, on the basis of achieving the above milestones, so long as the costs are within the approved budget and meet the requirements of the Milestone Timetable.

2.5 Regulatory Filing.

a.     U.S. Territory. Alpharma, at its own cost and expense, shall undertake and perform the Regulatory Activities reasonably necessary or required to timely receive legally valid Regulatory Approvals under the FD&C Act for all Developed Products as set forth on Exhibit A. Shasun shall have prepared, completed and delivered to Alpharma all data and information deemed necessary by Alpharma for the filing of a valid ANDA for each of the Developed Products subject to this subsection in accordance with the requirements set forth on the Milestone Timetable including, without limitation, preparing the Chemistry, Manufacturing and Controls section of the Developed Product ANDA (the "CMC Section"). Shasun shall provide Alpharma a draft of the filing materials prepared in accordance with the templates agreed upon by the parties as required by the Milestone Timetable no less than sixty (60) days prior to the deadline contemplated by the Milestone Timetable, to permit Alpharma to review such materials and assess their adequacy and completeness. Alpharma shall have sole discretion to determine the adequacy and completeness of such materials and Shasun shall use commercially reasonable efforts to comply with Alpharma's determinations to change, amend or otherwise supplement the filing materials, including providing all raw data underlying any reports or data summaries at Alpharma's request. Shasun shall also cooperate with Alpharma, as needed in the preparation and finalization of the ANDA, including providing any supplemental information and additional data needed by Alpharma to facilitate the acceptance and timely approval of the ANDA. Alpharma shall have final control over the wording, format and substance of any Regulatory Filing.

b.     European Territory. Alpharma at its own cost and expense, shall undertake and perform the Regulatory Activities reasonably necessary or required to timely receive legally valid Regulatory Approvals under the European Acts for the Developed Products as set forth on Exhibit A in such countries within the European Territory determined by Alpharma's marketing strategy, at its sole discretion. Shasun shall have prepared, completed and delivered to Alpharma all data and information deemed necessary by Alpharma for the filing of a valid MAA for each of the Developed Products subject to this subsection in accordance with the requirements set forth on the Milestone Timetable. Shasun shall provide Alpharma a draft of the filing materials prepared in accordance with the templates agreed upon by the parties as required by the Milestone Timetable no less than sixty (60) days prior to the date required for filing to permit Alpharma to review and assess their adequacy and completeness. Alpharma shall have sole discretion to determine the adequacy and completeness of such materials and Shasun shall use commercially reasonable efforts to comply with Alpharma's determinations to change, amend or otherwise supplement the filing materials, including providing all raw data underlying any reports or data summaries at Alpharma's request. Shasun shall also cooperate with Alpharma, as needed in the preparation and finalization of the MAA, including providing any supplemental information and additional data needed by Alpharma to facilitate the acceptance and timely approval of the MAA. Alpharma shall have final control over wording, format and substance of any Regulatory Filing.

c.     Regulatory Requirements. Each party shall, in performing its obligations hereunder, comply with all applicable laws, rules and regulations and shall not be required to perform any service or obligation in respect of the Developed Products, if in so doing it might, in its reasonable opinion, be violating the provisions of such law, rule or regulation.

2.6 Development API. With regard to any Development API to be developed by Shasun pursuant to Section 2.2 hereof, Shasun shall be solely responsible for the development, testing and validation of all Development Activities necessary for filing valid DMFs in the US Territory and European Territory in a timely fashion to facilitate obtaining applicable Regulatory Approvals in accordance with the Milestone Timetable. Shasun shall coordinate with Alpharma to ensure that the Development API Specifications are appropriate for manufacture in accordance with all Regulatory Filings, and shall be responsible for the continued maintenance of any DMFs for Development API and other applicable Regulatory Filings through the Product Termination Date.

2.7 Data. Shasun agrees that Alpharma has all rights, title and interest, in and to all Data generated during or as a result of the performance of the services provided under this Agreement, and Shasun agrees to execute any documents or undertake any further actions requested by Alpharma to evidence such ownership. Shasun acknowledges that Alpharma may publish the test results generated by Shasun during the performance of the Development Activities to be provided hereunder and, notwithstanding anything to the contrary contained herein, agrees that Alpharma shall be permitted to have access to and publish the methodologies and other necessary information used by Shasun to obtain such test results. Upon the Product Termination Date Shasun will take all actions reasonably necessary to transfer the Data held in Shasun's name to Alpharma

2.8 Ownership of Regulatory Filings. All Regulatory Filings permitting or authorizing the manufacture and sale of Developed Products or Development API and all rights, title and interest therein in the Territory shall be owned by Alpharma and shall be retained by Alpharma after the Product Termination Date. Alpharma shall take no actions, nor permit any third party to take any actions which would permit any third party to have any right, title or interest (including as a licensee, secured party or otherwise) in or to such Regulatory Approvals until the Product Termination Date in the US Territory or except as otherwise described in Section 5.

2.9 Withdrawal of Regulatory Approvals. In the event, at any time during the Term, Alpharma determines at its sole discretion that a Developed Product is no longer commercially viable and wishes to withdraw the Regulatory Approval for a Developed Product in a jurisdiction within the Territory, Shasun shall be entitled to assume ownership of the Regulatory Approvals applicable to such Developed Product. If Shasun desires to obtain such Regulatory Approvals and Alpharma consents in writing, Alpharma shall process the appropriate documentation to effectuate such transfer at no cost to Shasun. Shasun and Alpharma shall agree upon a profit split in writing prior to the transfer. Upon the consummation of the transfer, all marketing rights for such Developed Product shall belong to Shasun who shall thereafter be responsible for maintaining the Regulatory Approvals as well. Notwithstanding anything contained herein to the contrary, Shasun shall indemnify Alpharma from and against any loss, liability, damage or expense (including without limitation reasonable attorneys' fees) directly or indirectly arising from or related to the use or sale of any such transferred Developed Product arising directly or indirectly as a result of Shasun's manufacturing, marketing, sale or use of the transferred Developed Product.

ARTICLE 3.     SUPPLY OF DEVELOPED PRODUCTS

3.1 Supply of Product. Alpharma shall exclusively order all of its requirements of the Developed Products in the US Territory and the European Territory from Shasun. Alpharma shall have no obligation to purchase Developed Products under this Agreement except to the extent Alpharma provides purchase orders to Shasun as set forth below.

3.2 Shasun Right to Market Developed Products in ****. Shasun shall have the right to market the Developed Products exclusively in **** for use in that country for the duration of this Agreement. For the duration of the Term, Shasun shall have a license in and to all Data, Manufacturing Information and the Specifications with regard to the Developed Products for the limited purpose of preparing and submitting a Regulatory Filing for approval in ****. Once such approval is obtained, Shasun shall only use such authority for the sale and use of the Developed Product within ****. Shasun shall not knowingly, directly or indirectly, sell the Developed Product in **** for use and resale outside ****. Shasun shall be entitled to retain all of the revenues from such approved sales in ****.

3.3 Agreement to Supply. During the term of this Agreement and subject to the provisions hereof, Shasun agrees to use its best efforts to manufacture at the Facility and supply to Alpharma, or at the direction of Alpharma, to its Affiliates or the Alpharma Licensees (as defined herein), all of Alpharma's requirements for the Developed Products. Except as provided for in Section 3.2, Shasun hereby agrees that from the date hereof until the end of the applicable Product Termination Date, Shasun and its Affiliates shall not directly or indirectly (a) supply any third party with a Developed Product for sale or distribution by such third party in the Territory, (b) market, sell or distribute Developed Products within the Territory or (c) assist any person or entity from doing so. Notwithstanding the foregoing, if at the second anniversary of the applicable Launch Date of any Developed Product Alpharma does not hold at least **** where Alpharma has elected to launch, as an aggregate; then Alpharma and Shasun shall meet to discuss the continued viability of the exclusive arrangement applicable to the Developed Product.

3.4 Supply of API for Developed Products. Shasun shall use its best efforts to ensure that the Development API, the Shasun API and the Third Party API are available for use in the Developed Products in adequate quantities and at appropriate times to conform to Alpharma's demand for the Developed Products as agreed to by the Parties.

3.5 Launch Date/Forecasts/Firm Orders

a.     Alpharma shall establish an expected filing date for an individual Developed Product on a country-by-country basis and shall use commercially reasonable efforts to launch the product based upon receipt of Regulatory Approvals. Alpharma shall inform Shasun of the anticipated Launch Date, giving Shasun reasonable time to manufacture launch quantities of the Developed Product. Shasun shall use its best efforts to deliver sufficient quantities of each Developed Product to meet Alpharma's requirements and timing for launch. If, however, sufficient launch quantities are not available at the destination specified by Alpharma in its purchase order or in other written notice, the anticipated Launch Date the Additional Purchase Price as defined in 6.3 for such Developed Product will revert to **** for a period of ****. Furthermore, if Shasun is unable to meet Alpharma's forecasted inventory requirements, resulting in a delay in the Launch Date exceeding three (3) working days for any Developed Product, then Alpharma shall be entitled to recover any portion of the Development Fee for such delayed Developed Product not recoverable from the sales of such delayed Developed Product from Transfer Price payments for Developed Products due to Shasun hereunder.

b.     Commencing no later than six (6) months prior to the Launch Date of a Developed Product, Alpharma and/or its Affiliates shall give to Shasun a forecast of Alpharma's estimated requirements for each Developed Product for the twelve (12) month period commencing with the Launch Date. . Each such twelve (12) month forecast shall be updated quarterly.

c.     The twelve (12) month forecasts delivered to Shasun pursuant to the preceding section shall represent Alpharma's reasonable estimates of the quantity of each Developed Product that will be required during the twelve (12) month period to which such forecast applies. Shasun, may treat each updated forecast for purposes of planning, as a firm order for fifty percent (50%) of the quantity forecasted for the first quarter of such forecasted period. Contemporaneously with the issuance of the updated forecast, Alpharma and/or its Affiliates shall issue firm orders for each Developed Product; which, without Shasun's consent, shall not be more than one hundred twenty-five percent (125%) of the latest amounts forecasted for such quarter computed on a Developed Product-by-Developed Product basis. Shasun shall be bound by such an order. Each firm order shall include delivery dates, which shall in no event be less than ninety (90) days after the date of the firm order, and delivery instructions. Shasun shall acknowledge receipt of each forecast and firm order within five (5) days of the receipt thereof.

d.     In the event that (i) Alpharma's and/or its Affiliates' firm orders computed annually on a calendar year basis does not equal at least sixty per cent (60%) of the amount set forth in Alpharma's latest forecast for said calendar year period or (ii) Alpharma does not take all action necessary to meet the Launch Date requirement of Section 3.5.a; the parties will meet and discuss all reasonable commercial options.

e.     Alpharma shall have the right to place bulk orders for Developed Products for delivery in the European Territory. The Transfer Price for such bulk orders will be adjusted accordingly to reflect the lower cost of bulk packaging and shipping. The adjusted Transfer Price for all such bulk orders will be agreed upon by the parties prior to presentation of Alpharma's purchase orders.

f.     In the event that Shasun does not meet the delivery date required under subsection (c) above for seventy-five percent (75%) of the Developed Products ordered hereunder by Alpharma and/or its Affiliates during any twelve (12) month period for the U. S. Territory or the European Territory, Alpharma shall have the right to commence a Facility Transfer and/or immediately terminate this Agreement with respect to such Developed Products in such jurisdiction within the Territory.

g.     Shasun agrees to use its commercially reasonable efforts to satisfy the purchase orders for the Developed Product placed by Alpharma. In order to assure satisfaction of Alpharma's orders and to enable Alpharma to enter into long term arrangements with customers or propose such arrangements to new customers, during the Term, Shasun shall maintain at all times a stock of Developed Product at the Shasun's Facility equal to Alpharma's ninety day requirement as set forth in the latest forecast for the applicable period (the "Safety Stock"). Alpharma shall not be obligated to pay for the Safety Stock until the Safety Stock is purchased by Alpharma as provided hereunder. Upon the manufacture of Developed Product pursuant to purchase orders placed hereunder, Shasun shall add such Developed Product to the Safety Stock. Shasun shall then withdraw Safety Stock on a first-in, first-out basis in such amounts and in accordance with the following: (i) in an amount equal to the quantity of Developed Product manufactured pursuant to each purchase order placed hereunder at the time of receipt of such Product and/or (ii) in an amount equal to the quantity that Shasun is unable to supply hereunder to Alpharma for any reason, including Force Majeure, and after allocation of Shasun's available supply of Developed Product (without taking into account the Safety Stock). Shasun shall notify Alpharma in writing whenever, and the extent to which, the Safety Stock falls below the minimum level set forth above, and Shasun shall replenish the Safety Stock within ninety (90) days of the date the Safety Stock falls below such minimum level. Safety Stock shall be stored separately from the goods of others and shall be conspicuously marked as "Alpharma Safety Stock." Shasun shall provide Alpharma, on a monthly basis, a listing of the contents of the Safety Stock. Alpharma shall have the right, no more than once per quarter and during normal business hours, to inspect or take an inventory count of the Safety Stock upon written notification to Shasun from Alpharma given at least five (5) business days prior to such inspection or inventory, which inspection and inventory count shall not unreasonably interfere with the business of Shasun.

h.     In the event that at any time after the commencement of Development Activities, Alpharma in its discretion determines not to launch a Developed Product for reasons other than Force Majeure or Shasun's failure to meet its obligations hereunder, Alpharma shall not seek to recoup the Development Fee expended in connection with the development of such Developed Product.

3.6 Dating. Shasun shall assure that all deliveries contain product with a minimum of twenty-two (22) months dating, from the date upon which delivery is received by Alpharma.

3.7 Shipping Instructions. All deliveries of the Developed Product shall be DDU as defined herein. Shasun will choose a commercially acceptable method of freight shipment and carrier for each shipment of Developed Product, unless Alpharma or its Affiliates have specified a particular method of shipment or carrier in its purchase order or in other written notice. All costs associated with freight, insurance and packaging shall be paid by Alpharma or its Affiliates and shall form part of the Transfer Price. Title and risk of loss, damage and delay shall pass to Alpharma upon acceptance of each Developed Product shipment by Alpharma at the destination specified in Alpharma's purchase order.

3.8 Rejection and Cure. If a shipment of Developed Product or any portion thereof fails to conform to the Specifications, then Alpharma shall have the right to reject such nonconforming shipment of Developed Product or the nonconforming portion thereof, as the case may be, in accordance with the following:

a.     Patent Defect. Alpharma shall give written notice to Shasun of its rejection hereunder, within thirty (30) days after Alpharma's receipt of shipment of any Developed Product or API containing a Patent Defect, specifying the grounds for such rejection. After receipt of such notice from Alpharma, Shasun shall be permitted to analyze any shipment rejected by Alpharma for nonconformity to the Specifications, and to present its findings with respect to such shipment to Alpharma. If the parties cannot agree on whether the shipment in question conforms to the Specifications within 30 days of receipt of notice of rejection, an independent laboratory, reasonably acceptable to both parties and at a cost equally shared by both parties, shall analyze both Alpharma's and Shasun's samples of the shipment in question, and the definitive results of such laboratory shall be binding. If the shipment in question is determined to be nonconforming, such nonconforming shipment shall be held for Shasun's disposition, or shall be returned to Shasun, in each case at Shasun's expense, as directed by Shasun. At Alpharma's election, (A) Shasun shall refund all moneys paid for the defective nonconforming shipment involved, including shipping costs paid by Alpharma, or (B) Alpharma may recover such moneys by deducting such amounts from amounts then due or that may subsequently become due to Shasun from Alpharma hereunder. Shasun shall use its commercially reasonable efforts to replace nonconforming product, with conforming product as soon as practicable after receipt of notice of rejection thereof, and in any event shall do so within sixty (60) days after receipt of notice of rejection thereof or the date on which the independent lab determines the shipment to be nonconforming in accordance with the foregoing. Payment for such replacement shipment shall be made in accordance with the terms of this Agreement or at Alpharma's election by application of any outstanding credit in favor of Alpharma for rejected nonconforming shipments.

b.     Latent Defects. As soon as either party becomes aware of a Latent Defect in any shipment of Developed Product or API, it shall immediately notify the other party. After receipt of such notice from Alpharma, Shasun shall be permitted to analyze any shipment rejected by Alpharma for nonconformity to the Specifications, and to present its findings with respect to such shipment to Alpharma. If the parties cannot agree on whether the rejected shipment in question conforms to the Specifications within 30 days of receipt of notice of rejection, an independent laboratory, reasonably acceptable to both parties and at a cost equally shared by both parties, shall analyze both Alpharma's and Shasun's samples of the rejected shipment in question, and the definitive results of such laboratory shall be binding. If the shipment in question is determined to be nonconforming, such nonconforming shipment shall be held for Shasun's disposition, or shall be returned to Shasun, in each case, at Shasun's expense, as directed by Shasun. At Alpharma's election, (A) Shasun shall refund all moneys paid for the defective nonconforming shipment involved, including shipping costs paid by Alpharma, or (B) Alpharma my recover such moneys by deducting such amounts from amounts then due or that may subsequently become due to Shasun from Alpharma hereunder, and (C) shall reimburse Alpharma for its costs of accepting returns from its customers and shall be responsible for all costs reasonably incurred by Alpharma in recalling shipment that has Latent Defects. Shasun shall use its commercially reasonable efforts to replace each nonconforming shipment of Developed Product or API, or the nonconforming portion thereof, with conforming product as soon as practicable after receipt of notice of rejection thereof, and in any event shall do so within sixty (60) days after receipt of notice of rejection thereof or the date on which the independent lab determines the shipment to be nonconforming in accordance with the foregoing. Payment for such replacement shipment shall be made in accordance with the terms of this Agreement or at Alpharma's election application of any outstanding credit in favor of Alpharma for rejected nonconforming shipments.

3.9 Developed Product Labels, Printed Packaging Materials and Inserts. Alpharma shall provide Shasun with all artwork, copy or other material developed or produced by Alpharma for Developed Product labels, printed packaging materials and Developed Product inserts. Shasun will not make any change to the artwork, copy or other materials submitted by Alpharma without the prior written approval of Alpharma.

3.10 Inventory. Shasun will keep adequate inventories of API and other raw materials on hand or with suppliers to meet Alpharma's requirements; provided that Shasun need not maintain any inventory in excess of those quantities needed to meet the Alpharma forecast of the next six (6) months of the forecast in effect at the time such materials were ordered, unless (i) minimum or economic order requirements of any vendor supplying such materials exceed such quantities or (ii) the lead time restrictions of any vendor supplying materials requires quantities in excess of such quantities.

3.11 No Third Party Conflicts. Shasun agrees that it shall not manufacture or process goods for itself or for a third party where to do so will, as a consequence, delay or risk delay or delivery of Alpharma's requirements of Developed Products.

ARTICLE 4.     SUPPLY OF API

4.1 Sale of Development API to Third Parties Alpharma shall have the right, but not the obligation, to sell the Development API to third parties in any of the jurisdictions in the Territory in which Regulatory Filings for such Development API have been approved. Such Development API shall be supplied to Alpharma by Shasun ****. In its discretion, Alpharma may license any such rights in and to the Development API to Shasun for the duration of the Term of this Agreement. The parties shall share the API Net Profits of such Development API ****. Regardless of which party does the actual selling, Alpharma shall retain the sole authority to determine the marketing strategy for the Development API in any jurisdiction. Where economic circumstances dictate, in select markets, the parties will meet to discuss commercial options including but not limited to profit sharing regarding distribution of Development API.

4.2 Restriction of Sale of Development API. Alpharma reserves the right to restrict sale of Development API in specific countries and for specific timeframes, provided, however, that during the specific period and in that specific country the share of the Additional Purchase Price payable pursuant to Section 6.3 for the Developed Product containing such Development API will adjust to ****. Once any such restriction is lifted, such Additional Purchase Price will revert to ****.

4.3 Shasun API. The parties acknowledge that Shasun shall retain all intellectual property and commercial rights in and to the API formulations already in existence as of the commencement of this Agreement as listed in Exhibit G, as may be amended from time to time, and, provided nothing interferes with Shasun's conformance with all applicable Milestone Timetable commitments, Shasun shall be free to independently develop API products not included in the Development Activities contemplated by Section 2 hereof (such API referred to herein as the "Shasun API").

a.     The development costs for Shasun API shall be borne entirely by Shasun. Notwithstanding anything else in this Agreement to the contrary, Shasun shall retain all commercial and intellectual property rights in and to such Shasun API. In the event that at any time during the Term of this Agreement, Alpharma desires to have access to any such Shasun API other than for use in the Developed Products, Shasun shall make such Shasun API available to Alpharma on a non-exclusive basis, at a price that consistently equals the best price at which Shasun makes such Shasun API available to third parties from time to time.

b.     Shasun shall have the right to market and sell the Shasun API to third parties in any jurisdiction in which a Regulatory Filing has been approved. Notwithstanding the foregoing, where applicable, Shasun shall provide the Shasun API for use in Developed Products, ****, in adequate quantities and at appropriate times to conform to Alpharma's demand for the Developed Products.

4.4 Third Party API. Shasun may, with Alpharma's prior written approval as to price and supplier, purchase API for use in the Developed Products from a third party supplier. In such instance, Shasun shall represent and warrant as to the suitability and merchantability of such Third Party API; obtain a valid DMF from the supplier of such Third Party API and provide the Third Party API to Alpharma at its **** as part of the Transfer Price.

4.5 Payment Terms for API. Alpharma shall pay Shasun any amounts owed for API net 45 days from the date of shipment of the API by Shasun to Alpharma.

ARTICLE 5.     SALE OR OTHER USE OF DOSSIERS.

Alpharma may, at its sole discretion, sell or license any Developed Product Dossier or any Regulatory Approval to a third party (other than an Affiliate) (the "Alpharma Licensees") for use in or related to any country within the Territory other than the United States on such terms and conditions as it reasonably deems to be fair and equitable. In such instance, Alpharma will use its commercially reasonable efforts to assist Shasun in securing and negotiating a supply agreement between Shasun and such third party (the "Supply Agreements"). The parties shall share the net revenues of such Supply Agreements ****.

ARTICLE 6.     PRICE AND PAYMENT

6.1 Transfer Price. The Transfer Price with respect to any Developed Product shall be Shasun's **** of any raw materials including API utilized in the manufacture of the Developed Products as approved by Alpharma and any and all costs associated with freight, insurance and packaging as approved by Alpharma pursuant to Section 3.7 (the "Transfer Price").

a.     At the commencement of Development Activities with respect to a Developed Product, Shasun and Alpharma shall agree upon an estimated Transfer Price. Prior to the initiation of any Pilot Biostudies or Pivotal Biostudies by Alpharma, Shasun shall provide Alpharma with a final Transfer Price, by SKU, for the manufacture, supply and packaging of the Developed Product. The final Transfer Price set by Shasun shall be subject to Alpharma's review and approval, and in no instance shall the final Transfer Price be **** than the previously estimated Transfer Price agreed upon by the parties.

b.     If Alpharma elects to ship Developed Product in bulk form as described in Section 3.5(e) herein, Shasun shall adjust the Transfer Price accordingly.

c.     If Alpharma and Shasun disagree on the final Transfer Price, the parties shall work together to reach a satisfactory resolution of the dispute. If no agreement can be reached within 30 days of Shasun's final Transfer Price submission, Alpharma shall have the right, but not the obligation to either (i) remove the Developed Product from this Agreement or (ii) transfer the Developed Product to, and assume the manufacturing of the Developed Product in an Alpharma facility or through a third party manufacturer.

d.     If Alpharma removes a Developed Product pursuant to (c) (i) above, Shasun may seek to obtain a license from Alpharma to develop, sell and distribute the removed Developed Product. Such license shall be negotiated by the parties in good faith at such time but shall at a minimum include a royalty payment to Alpharma of **** of Shasun's sales of such Developed Product in each jurisdiction in which it, directly or indirectly launches. Upon deleting a Developed Product from this Agreement, Alpharma shall not be obligated to pay any Development Fee incurred by Shasun in continuing the development of such Developed Product subsequent to the date that such Developed Product is removed from this Agreement.

e.     Alpharma shall remit payment of the Transfer Price for any accepted shipment of Developed Product net 45 days from the date of shipment by Shasun of such Developed Product to Alpharma.

6.2 Adjustment to Transfer Price.

a.     Shasun may adjust the Transfer Price in the event of a documented bona fide increase in the cost of the API contained in a Developed Product. In the event Shasun represents a change in its costs for a Developed Product due to a change in the cost of such API it shall concurrently provide Alpharma with documentation evidencing such change. Any such price changes shall become effective on the date on which Shasun first notifies Alpharma of any such change in cost and shall be prorated to account for the true effect of the change in cost of such API on the Transfer Price of the Developed Product. For example, if the cost of API accounts for ****% of the Transfer Price of a Developed Product, and the cost of API rises by ****%, then the Transfer Price would increase by ****%.

b.     Shasun shall have an absolute duty to pass on any decrease in costs of the components of the Transfer Price to the same extent described in this subsection.

c.     On each six (6) month anniversary of the Effective Date, Shasun may raise the fixed cost components of the Transfer Price, not related to API, but in no event may such an increase exceed the then current increase in the ****, as compared to such index as of the Effective Date.

d.     On each anniversary of the Effective Date, Shasun may raise the variable cost component of the Transfer Price not related to API to the extent it can document any such bona fide increase. Any such cost change shall be prorated to account for the true effect of the change as described in 6.2a above.

e.     Notwithstanding anything to the contrary in Section 6.1 and this Section 6.2, in the event that the price charged by Shasun to a Third Party for a Developed Product pursuant to Section 3.2 is equal to or less than the Transfer Price for any Developed Product, ****.

6.3 Additional Purchase Price. In addition to the Transfer Price, Alpharma shall pay Shasun an additional purchase price for each Developed Product (the "Additional Purchase Price") calculated as follows:

a.     Development API. With regard to each Developed Product manufactured using Development API, Alpharma shall pay Shasun an Additional Purchase Price equal to **** percent (****%) of its Net Sales derived from Alpharma's sales of such Developed Product in the US Territory and European Territory after deducting (i) the Transfer Price (as may be modified by Section 3.5(e)); (ii) where applicable, Alpharma's costs of packaging Bulk Developed Product; (iii) the Development Fee; (iv) Alpharma's distribution costs (agreed not to exceed ****% of Net Sales); (v) any litigation costs or damages; (vi) Alpharma's marketing fee of 10% of Net Sales and (vii) Shasun's investment cost recovery charge of **** from such Net Sales.

b.     Shasun API. With regard to each Developed Product manufactured using Shasun API, Alpharma shall pay Shasun an Additional Purchase Price equal to ****% of its Net Sales derived from Alpharma's sales of such Developed Product in the US Territory and European Territory after deducting: (i) the Transfer Price (as may be modified by Section 3.5(e)); (ii) where applicable, Alpharma's costs of packaging Bulk Developed Product; (iii) the Development Fee; (iv) Alpharma's distribution costs (agreed not to exceed ****% of Net Sales); (v) any litigation costs or damages; (vi) Alpharma's marketing fee of ****% of Net Sales and (vii) Shasun's investment cost recovery charge of **** from such Net Sales.

c.     Third Party API. With regard to each Developed Product manufactured using Third Party API, Alpharma shall pay an Additional Purchase Price equal to Shasun of ****% of its Net Sales derived from Alpharma's sales of such Developed Product in the US Territory and European Territory after deducting: (i) the Transfer Price (including the Third Party API price) (as may be modified by Section 3.5(e)); (ii) where applicable, Alpharma's costs of packaging Bulk Developed Product; (iii) the Development Fee; (iv) Alpharma's distribution costs (agreed not to exceed ****% of Net Sales); (v) any litigation costs or damages; (vi) Alpharma's marketing fee of ****% of Net Sales and (vii) Shasun's investment cost recovery charge of **** from such Net Sales.

d.     Developed Product Pricing. Alpharma shall have the sole right and responsibility for establishing and modifying the terms and conditions with respect to the sale of Developed Product in the Territory, including any terms and conditions relating to or affecting the price at which Developed Product will be sold; any discount attributable to payments on receivables; distribution of Developed Product; credit, price adjustments, discounts and allowances to be granted or refused; and price increases or decreases and the timing thereof. Alpharma has sole authority and discretion to implement pricing changes. Alpharma is not to treat the Developed Product as a "loss leader."

6.4 Additional Purchase Price for Developed Product after a Facility Transfer. If Alpharma transfers the manufacturing of a Developed Product to a non-Shasun facility pursuant to Section 6.1.c, Alpharma agrees to pay Shasun an Additional Purchase Price equal to ****% of Alpharma's net sales for such Developed Product, provided Shasun continues to deliver API for the Developed Product at cost. For purposes of this calculation, Alpharma shall be able to deduct its production costs (or, if applicable, the third party's supply price) in addition to: (i) the Development Fee; (ii) Alpharma's distribution costs (agreed not to exceed ****% of Net Sales); (iii) any litigation costs or damages; (iv) Alpharma's marketing fee of ****% of Net Sales; (v) where applicable, Alpharma's costs of packaging Bulk Developed Product; and (vi) Shasun's investment cost recovery charge of **** from such Net Sales.

6.5 Additional Purchase Price for Product Marketed Outside the Territory. If Alpharma elects to submit Regulatory Filings and market Developed Product outside of the US Territory or European Territory then Shasun shall only have the right to receive payment of ****.

6.6 Accounting. Accounting of all amounts hereunder shall be in accordance with U.S. GAAP (as defined herein).

6.7 Payments. All amounts payable under this Section 6 shall be expressed in United States Dollars and shall be due and payable by Alpharma to Shasun within 60 days of the end of each calendar quarter. Provided, however, with respect to any Paragraph IV Product that Alpharma determines is appropriate to launch prior to a Final Decision, all amounts otherwise due to Shasun under this Section 6 shall be subject to being used to reimburse Alpharma, and its Affiliates, for Patent Infringement Damages and, to the extent not so used, shall be paid to Shasun 90 days after such Final Decision. In such a circumstance, the terms of Section 12.4 shall apply. All payments shall be made by wire transfer in United States Dollars in accordance with written instructions given by Shasun from time to time.

ARTICLE 7.     RECORDS, INSPECTIONS AND AUDITS

7.1 Maintenance of Records. Each party shall keep full, true and accurate books of account containing all particulars that may be necessary for the purpose of showing the calculation of the Transfer Price, the Additional Purchase Price, Net Sales and all other calculations contemplated hereby.

7.2 Audits. Such books and the supporting data shall be open at reasonable times and upon reasonable notice during the Term of this Agreement and for two (2) years after its termination, but for not more than a period of two (2) years after the period to which such books and supporting data relate, to inspection by a firm of independent certified pubic accountants, selected by the party seeking the audit and reasonably acceptable to the audited party, for the purpose of verifying the amounts payable under this Agreement; provided, however, that such inspection shall not occur more than once per calendar year. The cost of such inspection shall be borne by the auditing party. The accountants conducting the inspection shall not disclose any information to the auditing party other than the amount of any overpayment or underpayment.

7.3 Disputes. If either party disagrees in any respect with the results of such verification, Alpharma and Shasun shall meet to attempt to resolve the disagreement. If they are unable within thirty (30) days to reach a resolution, Alpharma and Shasun shall jointly retain an independent auditor to review the calculations under Section 6. The decision of such independent auditor with respect to the payments, if any, to be made pursuant to Section 6 shall be final and binding on the parties. The costs of such independent auditor shall be borne by the non-prevailing party. Should any irregularity be identified during the inspection by such independent auditor the prevailing party shall have the right to increase their audit frequency to once per calendar quarter for a period of twelve (12) months following such auditor's decision.

ARTICLE 8.     REPRESENTATIONS, WARRANTIES AND COVENANTS.

8.1 Shasun hereby represents and warrants that:

a.     For the Term of this Agreement, each of the Facility and the API Facility and Shasun's research and development facilities (collectively the "Shasun Facilities") will be and will remain in material compliance with all requirements of the FD&C Act and the European Acts, and there are and have been no citations or adverse conditions of a material nature noted in any inspection of either of the Shasun Facilities which would cause the Developed Products or the API to be misbranded or adulterated within the meaning of the FD&C Act and the European Acts. Shasun further represents and warrants that its standard manufacturing, storing, record keeping and other procedures will conform to all of the applicable requirements of the FD&C Act and the European Acts; including without limitation all cGMP requirements as the same are, or from time to time shall be, established by applicable statute and regulations of the FDA or any other applicable governmental authority.

b.     That each shipment of the Developed Products and API will conform to the Specifications and will be made, stored, packaged, labeled and controlled by Shasun in accordance with the Manufacturing Information, Regulatory Requirements and all applicable laws.

c.     That Shasun holds, and shall continue during the Term of this Agreement to hold, all material licenses, authorization, approvals, permits and similar authorizations of any governmental and regulatory authorities necessary or required for Shasun to meet the Regulatory Requirements and to conduct its operations and business in the manner currently conducted and as otherwise contemplated herein.

d.     That neither it nor to the best of Shasun's knowledge, any of its employees, affiliates, and agents have ever been: (i) debarred or (ii) convicted of a crime for which a person can be debarred, under Article 306(a) of the Generic Drug Enforcement Act of 1992 (Article 306(a) or (b)). Shasun represents and warrants that it has never been and, to the best of its knowledge after due inquiry, none of its employees, affiliates, or agents has ever been (1) threatened to be debarred or (2) indicted for a crime or otherwise engaged in conduct for which a person can be debarred, under Article 306(a) or (b). Shasun agrees that it will promptly notify Alpharma upon learning of any such debarment, conviction, threat or indictment.

e.     That the Specifications and all other information, data, equipment or materials utilized by Shasun in the development and manufacture of the Developed Products or the API are Shasun's property and that the manufacture, use and sale of the Developed Products and the API will not infringe the patent or other proprietary rights of any third party, except with respect to patents listed in the Orange Book for Paragraph IV Products. Shasun further represents and warrants that any patents or other proprietary rights utilized in connection with the Development Activities are the property of Shasun or are properly licensed to it and may be lawfully used in the manner used by Shasun except as may be described in Section 12 of this Agreement.

f.     That the Developed Products or the API shall not contain any material or be manufactured, handled or stored in any way that would cause the Developed Products to be adulterated within the meaning of Article 501 or misbranded within the meaning of Article 502 of the Food, Drug and Cosmetic Act, as amended, or any similar standards under the European Acts.

g.     That the Developed Products and API are transferred to Alpharma with all warranties, including implied warranties of merchantability and fitness or purpose.

h.     That this Agreement has been duly authorized, executed and delivered and that the performance of its obligations under this Agreement does not conflict with any order, law, rule or regulation or any agreement or understanding by which Shasun or its Affiliates are bound.

8.2 Alpharma. Alpharma represents and warrants on behalf of itself and its Affiliates:

a.     That the Products shall be imported, stored, handled, packaged, labeled, distributed, marketed, sold and controlled by Alpharma and its Affiliates in accordance with applicable laws, including but not limited to the Regulatory Approvals.

b.     That Alpharma holds, and shall continue during the Term of this Agreement to hold, all material licenses, authorization, approvals, permits and similar authorizations of any governmental and regulatory authorities necessary or required for Alpharma to conduct its operations and business in the manner currently conducted and as otherwise contemplated herein

c.     That Alpharma and its Affiliates and, to the best of Alpharma's knowledge, Alpharma's employees and Alpharma's Affiliate's employees, have never been (i) debarred or (ii) convicted of a crime for which a person can be debarred, under Section 306(a) or (b) or (iii) threatened to be debarred or (iv) indicted for a crime or otherwise engaged in conduct for which a person can be debarred under Section 306 (a) or (b). Alpharma agrees that it shall promptly notify Shasun upon learning of any such debarment, conviction, threat or indictment.

d.     That this Agreement has been duly authorized, executed and delivered and that the performance of its obligations under this Agreement does not conflict with any order, law, rule or regulation or any agreement or understanding by which Alpharma or its Affiliates are bound.

ARTICLE 9.     QUALITY CONTROL AND ASSURANCES

9.1 Quality Agreements. Promptly after the execution of this Agreement, but in any event, no later than sixty (60) days later than the date of this Agreement, the parties will enter into a Quality Agreement governing the manufacture of the Developed Products for each of the US Territory and European Territory pursuant to all applicable specifications and requirements and in conformance with all applicable cGMPs (the "Quality Agreements"). Shasun and Alpharma agree that the quality assurance provisions set forth in such Quality Agreements shall be incorporated herein as Exhibit E and form part of this Agreement.

9.2 Regulatory Contacts. Alpharma shall be solely responsible for all contacts and communications with respect to Regulatory Standards, including matters relating to obtaining all requisite approvals under the FD&C Act or the European Acts, including but not limited to, those required to establish the Shasun Facilities as approved sites to develop and manufacture hereunder and any inspections or inquiries by such Regulatory Authorities. Shasun shall notify Alpharma immediately, and in no event later than one (1) day, after it receives any contact or communication from any governmental or regulatory authority, including without limitation the FDA, that in any way relates to a Developed Product or Development API.

9.3 Customer Complaints; Recalls.

a.     Alpharma shall have sole responsibility for and shall make all decisions with respect to any complaint, Adverse Drug Experience Report or Serious Adverse Drug Experience Report (each as defined in the Quality Agreement), or any recall, market withdrawals or any other corrective action related to the Developed Products. Shasun shall provide all assistance requested by Alpharma in investigating complaints regarding any Developed Product supplied by Shasun hereunder, including without limitation testing of the Developed Product in accordance with Alpharma's testing procedures. Shasun shall notify Alpharma in accordance with the terms of the Quality Agreement of any complaints received by Shasun concerning the Developed Product.

b.     Shasun shall assist Alpharma, to the extent necessary or relevant, in implementing withdrawals or recalls of Developed Products from the market. Upon the receipt by either party of any direction to withdraw or recall any Developed Product from the market from any governmental or regulatory authority having jurisdiction, the receiving party shall notify the other party in accordance with the terms of the Quality Agreement. If any such withdrawal or recall results from Manufacturer Error, Shasun shall reimburse Alpharma for: (i) the costs incurred by Alpharma to effect the withdrawal or recall and (ii) any Supply Price and other amounts paid to Shasun by Alpharma in respect of such recalled or withdrawn Developed Products.

9.4 Inspections and Audits by Alpharma. Representatives of Alpharma shall have access to the Shasun Facilities for the purpose of: (i) conducting inspections of such facility and Shasun's maintenance and usage of the equipment utilized in the development and manufacture of Developed Products or API, (ii) performing quality control audits or (iii) witnessing the development, manufacturing, storage or transportation of the Developed Products or the materials related to or used in the manufacture of Developed Products including API. Alpharma shall have access to the results of any tests performed by Shasun relating to Developed Products and the API or the processes or materials used in their development and manufacture. Shasun shall use its best efforts to ensure that Alpharma has similar access to the facilities, data and records of Shasun's suppliers or agents. Such inspections do not relieve Shasun of any of its obligations under this Agreement or create new obligations on the part of Alpharma. Such visits by Alpharma's representatives shall be conducted during normal business hours upon reasonable notice.

ARTICLE 10.     NON-SHASUN FACILITY

10.1 Qualification of Second Site or Second Source. At any time during the term of this Agreement, Alpharma may seek to establish a second site for the Manufacture of the Developed Products (a "Second Site") or second source for the purchase of API (a "Second Source"). Upon notice of such intention, and in compliance with all applicable confidentiality obligations set forth herein or elsewhere, Shasun shall cooperate in any way reasonably necessary to permit such Second Site or Second Source to be validated as a manufacturing site under the Regulatory Approvals. Notwithstanding the establishment of the Second Site or Second Source manufacturer and subject at all times to Section 2.3, Shasun shall remain the exclusive supplier to Alpharma of the Development API or Developed Products under Regulatory Approvals in accordance with Section 3.1 of this Agreement.

10.2 Purchase of Second Site API. Alpharma shall have the right to purchase quantities of API from another manufacturer sufficient to qualify that Second Source manufacturer under the Regulatory Approvals.

10.3 Facility Transfer. In the event that Shasun breaches any of its obligations or requirements under this Agreement and fails to cure such breach within 60 days notice thereof by Alpharma (or if earlier, on the date such breach results in the inability of Alpharma or its Affiliates to sell and market the Developed Products under the provisions of the FD&C Act or the European Acts), Alpharma shall have the right to take all actions necessary to accomplish a Facility Transfer for the Developed Product so effected. The Facility Transfer shall be at the cost and expense of Shasun. Upon and after a Facility Transfer made pursuant to this Section, Alpharma or any Affiliate selling such Developed Products shall not be obligated to pay to Shasun the Transfer Price or the Additional Purchase Price with respect to any Developed Products that are not manufactured in Shasun's Facility. Any Facility Transfer shall be effective until the Product Termination Date for each individual Developed Product. The rights of Alpharma under this Section shall be in addition to its rights under this Agreement.

ARTICLE 11.     INTELLECTUAL PROPERTY RIGHTS

11.1 Intellectual Property Plan. Shasun will provide a thorough description of any Intellectual Property Rights including those owned or licensed by it and any intellectual property-related development issues relating to the Development API and the Developed Product in its Development Proposal for Alpharma's review and approval, which approval shall not be unreasonably withheld. Notwithstanding the foregoing, Shasun shall not provide any such information to Alpharma until Alpharma and Shasun have put in place all confidentiality and other safeguards reasonably determined by Alpharma to be necessary to protect the ownership, integrity and confidentiality of such Intellectual Property.

11.2 Ownership of Intellectual Property. Alpharma shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, sui generis database rights and all other intellectual and industrial property rights including but not limited to know-how) worldwide relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by Shasun in connection with the Development Activities (collectively, the "Work Product") and Shasun will promptly disclose and provide all Work Product to Alpharma. All Work Product shall be deemed work made for hire.

a.     Shasun agrees to assist Alpharma in any reasonable manner to obtain and enforce for Alpharma's benefit the Work Product in any and all countries, and Shasun hereby agrees to execute, when requested, any Work Product applications and assignments to Alpharma and any other documents deemed necessary by Alpharma to further the prosecution and issuance and/or registration of the Work Product.

b.     Alpharma hereby grants to Shasun a non-exclusive, non-transferable limited license to use the Work Product and any other intellectual property Alpharma has authorized it to use in connection with the Development Activities. Notwithstanding the foregoing, Shasun shall retain ownership of any intellectual property, which it owned prior to the execution of this Agreement and which has not been created or developed in connection with the provision of the Development Activities. In such event, Shasun shall grant Alpharma a non-exclusive license to use Shasun's intellectual property solely in connection with the Development Activities, as is necessary

11.3 Claim of Infringement. In the event of either party becoming aware of any third party Intellectual Property Right that may be potentially infringed by the manufacture, use or sale of any one or more of the Development API or Developed Products in the Territory, or receiving a notice alleging any such infringement, that party shall notify the other party in writing within seven days of becoming aware of such potential infringement. The parties shall consult and co-operate with each other on what action should be taken and subject to the provisions of Sections 11.3 and 11.4 hereof.

11.4 Cooperation. The parties agree that neither party shall take or omit to take any step in relation to any potential or alleged infringement of a third party Intellectual Property Right which may materially affect Alpharma's sale of Developed Products, Development API or any other rights of either party under this Agreement, without first receiving the written consent of the other party (which consent shall not be unreasonably withheld).

Procedure to Investigate and Defend a Claim. Each party, upon receiving a written request from the other party concerning a Developed Product or Development API which is subject to a claim of third party Intellectual Property Rights, shall promptly provide the other party with reasonable access to information about, and personnel knowledgeable of the Developed Product, or Development API, its formulation and process of manufacture to enable the receiving party to:

a.     Ascertain whether the manufacture, use, promotion, sale or other distribution of the Development API or Developed Product in the Territory will infringe any existing patent or other third party Intellectual Property Rights; and

b.     Determine its conduct in relation to any proceedings alleging infringement of a patent or other third party Intellectual Property Right in the Territory; and

c.     Each party warrants that, to the best of its knowledge, any information disclosed to the other pursuant to this Section 11.5 will be a full and accurate disclosure and that no party will withhold any information in its possession which might materially reduce the other party's ability to make a determination referred to in this Section 11.5.

11.5 Applicability of Section. The provisions of this Section 11 shall not apply to third party patents listed in the Orange Book for Paragraph IV Products. Any other claim, or ensuing litigation, with respect to third party Intellectual Property Rights shall be subject to both the provisions of Section 11 and the indemnity of Shasun pursuant to the terms of Section 13.1.

ARTICLE 12.     PARAGRAPH IV PRODUCT LITIGATION

12.1 Waxman-Hatch Litigation. Upon commencement of the Development Activities the parties will enter into a Joint Defense Agreement in the form attached here as Exhibit F. Should an action be brought under the Waxman-Hatch Act, against Alpharma by the holder of a patent with respect to a Paragraph IV Product, Alpharma will notify Shasun of such occurrence.

12.2 Control of Waxman-Hatch Litigation and Settlement by Alpharma. Alpharma shall have the right in its sole discretion to select counsel for, direct the defense of, and settle any Waxman-Hatch Litigation. Shasun understands and agrees that any and all decisions with respect to Waxman-Hatch Litigation, including any decision by Alpharma to prosecute, settle or abandon the Waxman-Hatch Litigation, and the economic or other terms of any settlement, shall be within Alpharma's sole unfettered discretion. Shasun shall have no input with respect to the management of the Waxman-Hatch Litigation and shall not be deemed a party to any settlement of such Waxman-Hatch Litigation. Alpharma shall have the absolute discretion to manage the Waxman-Hatch Litigation and, among other things, to consider, request and negotiate any terms of settlement and to accept any offer of settlement made by plaintiff(s). Alpharma shall have final determination of the adequacy and propriety of any settlement, but before entering into a settlement, Alpharma shall seek Shasun's comments concerning the settlement proposal. . If Shasun is named as a party in a Waxman-Hatch Litigation, Alpharma shall provide counsel of Alpharma's choosing and at Alpharma's expense to represent Shasun. If Shasun wishes to select its own counsel in any Waxman-Hatch Litigation in which it is not a named party, such counsel shall be at Shasun's expense. Shasun shall instruct any counsel so retained to become a party to, or to comply with, the terms of the Joint Defense Agreement in place for the Paragraph IV Product.

12.3 Alpharma Access to Shasun Information. In connection with Alpharma's control of any Waxman-Hatch Litigation Shasun shall, at Alpharma's request, and in accordance with the Joint Defense Agreement, make reasonable efforts to promptly provide Alpharma with information, documentation, and personnel knowledgeable of the development and manufacturing of the Development API and Developed Product to the extent that such information is within Shasun's possession and/or control and reasonably required in connection with such Waxman-Hatch Litigation. Any out-of-pocket expenses incurred in responding to any Alpharma request under this Section 12.3, including copying charges, travel, courier and postage shall be borne by Shasun. Shasun shall provide such information in order to enable Alpharma to:

a.     Determine whether the manufacture, use, sale or offer for sale, of the Development API or Developed Product infringes any existing patent or other third party Intellectual Property Right;

b.     Determine Alpharma's response to any proceedings alleging infringement of a patent or other third party Intellectual Property Right; or

c.     Provide witnesses or documentation from Shasun in any proceedings alleging infringement of a patent or other third party Intellectual Property Right.

12.4 Alpharma Commercial Sales Prior to Final Decision. In the event that Alpharma, or one of its Affiliates, in its sole discretion decides to commence commercial sale of a Paragraph IV Product prior to a Final Decision it shall give written notice of such decision to Shasun. Alpharma shall exclusively determine the Launch timing of any Paragraph IV Product. Alpharma shall indemnify and hold Shasun harmless from and against any Patent Infringement Damage incurred from the commercial sale of the Paragraph IV product, provided that, Alpharma or its Affiliate shall retain all payments, except the Transfer Price, payable in accordance with Section 6 to Shasun under this Agreement prior to the date of the Final Decision and may first utilize such funds towards the payment of any Patent Infringement Damages before paying any excess amount (if any) to Shasun (provided that the payments due to Alpharma pursuant to Section 6 shall be deducted from such amounts before offset against Shasun's Patent Infringement Damage indemnification) and all other provisions of this Agreement shall remain in full force and effect with respect to such Paragraph IV Product including Section 8.1(e).

ARTICLE 13.     INDEMNIFICATION AND INSURANCE

13.1 Shasun's Indemnification of Alpharma. Shasun shall indemnify, defend and hold Alpharma, its Affiliates and their respective officers, directors, employees and agents harmless from and against any and all Losses suffered, incurred or sustained by Alpharma or to which Alpharma becomes subject at any time, to the extent arising out of or resulting, directly or indirectly, from: (i) any breach of Shasun's representations, warranties or obligations under this Agreement, or nonfulfillment of or failure to perform any covenant or promise made by Shasun in this Agreement; (ii) any personal injury, death or property damage caused by the possession, use, or consumption by any person of any Developed Product or API that does not comply with the specification in any way or is the result of Manufacturer Error; (iii) any breach of any provision under this Agreement; (iv) the matters relating to infringement of third party intellectual property rights as contemplated in Section 11 and (v) any other negligent act or omission on the part of Shasun, its Affiliates or their respective employees or agents.

13.2 Alpharma's Indemnification of Shasun. Alpharma shall indemnify, defend and hold Shasun, its Affiliates and their respective officers, directors, employees and agents harmless from and against any and all Losses suffered, incurred or sustained by Shasun or to which Shasun becomes subject at any time: (i) to the extent arising out of or resulting, directly or indirectly, from any breach of Alpharma's representations, warranties or obligations under this Agreement, or nonfulfillment of or failure to perform any covenant or promise made by Alpharma in this Agreement; (ii) the possession, use or consumption by any person of any Developed Product supplied by Shasun under this Agreement that does not comply with the Specifications as a result of actions or inactions of Alpharma or is alleged to result from any inherent risk of the Developed Product; (iii) the matters relating to Patent Infringement Damages, as provided for under Section 12 of this Agreement regarding Orange Book listed patents for Paragraph IV Products and (iv) any other negligent act or omission on the part of Alpharma, is Affiliates or their respective employees or agents.

13.3 Assertion of Claim. In the event that any claim is asserted against any party hereto, or any party hereto is made a party defendant in any action or proceeding, and such claim, action or proceeding involves a matter which is subject to a claim for indemnification under this Section 13, then such party (an "Indemnified Party") shall promptly give written notice to the other party or parties (the "Indemnifying Party") of such claim, action or proceeding, and such Indemnifying Party shall have the right to join in the defense of said claim, action or proceeding, at such Indemnifying Party's own cost and expense, and if the Indemnifying Party agrees in writing to be bound by and to promptly pay the full amount of any final judgment from which no further appeal may be taken and if the Indemnified Party is reasonably assured of the Indemnifying Party's ability to satisfy such agreement, then at the option of the Indemnifying Party, such Indemnifying Party may take over the defense of such claim, action or proceeding, except that, in such case, the Indemnified Party shall have the right to approve any attorney or counsel selected by the Indemnifying Party (which approval shall not be unreasonably delayed or withheld) and to join in the defense of said claim, action or proceeding at its own cost and expense. In no event shall Shasun institute, settle or otherwise resolve any claim or potential claim, action or proceeding relating to the Developed Products or any trademarks, patents or other intellectual property of or licensed to Alpharma without the prior written consent of Alpharma.

13.4 Insurance.

a.     Each party will maintain comprehensive general liability insurance, including blanket contractual liability insurance covering the indemnification, defense, and hold harmless agreements and other obligations of that party under this Agreement throughout the term of this Agreement, and for at least (3) years thereafter, which insurance shall afford limits of not less than Five Million Dollars ($5,000,000) for each person, and Five Million Dollars ($5,000,000) for each occurrence, for bodily injury, liability, personal injury liability, products liability, property damage liability, contractual liability, and completed operations liability.

b.     Each party will provide to the other, upon written request, a Certificate of Insurance evidencing the above coverage, within sixty (60) days (and annually thereafter) after the execution of this Agreement. Such Certificate of Insurance shall show the name of the party, the name of the issuing company, the type of insurance, the policy number, the effective date, the expiration date, and the limits of liability. The insurance shall provide for a minimum of thirty (30) days written notice to the recipient of the Certificate of cancellation or material change in the insurance.

ARTICLE 14.     TERM AND TERMINATION

14.1 Term. The term of this Agreement shall commence on the date hereof and shall continue with respect to each Developed Product and in each country considered separately until the Product Termination Date. One year prior to a Product Termination Date, the parties shall meet to discuss the commercial options regarding the supply of distribution of the affected Developed Product subsequent to such Product Termination Date.

14.2 Termination. Either party shall have the option to terminate this Agreement in whole or in part prior to the Product Termination Date upon the occurrence of a "Termination Event". A "Termination Event" shall mean: (i) the voluntary or involuntary filing of a petition for bankruptcy, insolvency or placing in receivership of either party; (ii) a material breach of the terms of this Agreement by one party followed by written notice of such breach by the non-breaching party followed by the failure of the breaching party to cure such breach within sixty (60) days of the date upon which written notice of breach was given.

14.3 Commercial Non-Viability. Alpharma reserves the right to terminate this Agreement with regard to an individual Developed Product on a country-by-country basis if Alpharma in good faith determines that the Developed Product is no longer economically viable due to (a) the commercial and / or intellectual property environment; or (b) that the inherent risk of such Developed Product has proven to be a significant product liability risk.

14.4 Effect of Termination. Termination of this Agreement with respect to a Developed Product or Development API or with respect to specific country shall not impair the enforceability of effect of this Agreement with regard to the other Developed Products, Development APIs or other countries not expressly included in the Termination. All fixed orders for Developed Products accepted by Shasun prior to termination shall remain in effect.

14.5 Remedies not Exclusive. No exercise by a party of any right of termination will constitute a waiver of any right of a party for recovery of any monies then due to it hereunder or any other right or remedy a party may have by law or by this Agreement.

14.6 Transfer of Developed Product Rights. Promptly upon termination of this Agreement as a whole or with respect to a Developed Product or Development API as a result of Shasun's bankruptcy or breach of this Agreement, Alpharma shall be entitled to all of Shasun's right title and interest in and to all DMFs, Data, Dossiers or other materials reasonably necessary to effect transfer of rights of the Developed Products as to which Regulatory Approvals have not yet been received.

ARTICLE 15.     STEERING COMMITTEE

15.1 The parties shall form a steering committee, consisting of three executives from Alpharma and two executives from Shasun (and an alternate member from each party who shall be empowered to act in the absence of the regular member of the committee) ("Steering Committee" or "Committee"). The Steering Committee shall meet at least once each calendar quarter to discuss the operations and activities to be undertaken pursuant to this Agreement, including without limitation, the selection of Developed Products, assignment of Milestone Dates, Development Activities, regulatory issues, Transfer Price, product quality and delivery, Intellectual Property Rights, Paragraph IV Products and any other issues as to which there is a disagreement or need for coordination between the parties. To resolve any issue, a majority vote of the members shall be required, and once taken shall be recorded in a writing signed by all Committee members, which shall be binding on the parties hereto. The parties shall cause all issues to be discussed by the members of the Committee prior to taking any legal action provided or permitted hereunder.

ARTICLE 16.     RESOLUTION OF DISPUTES; ARBITRATION

16.1 Process.

a.     The following dispute resolution process shall apply to all disputes which arise under this Agreement (the "Dispute Resolution Process"). In the event of any dispute under this Agreement, the disputing party shall provide written notice of the dispute to the other parties detailing such dispute.

b.     Within ten (10) business days from the date of the written notice referred to in Section 16.1.a, the Steering Committee, and any other personnel they designate to assist them, are obligated to meet at a mutually acceptable time and place or via phone or teleconference, and thereafter as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute. If the Steering Committee is unable to resolve the dispute within fifteen (15) business days of their first meeting, the matter shall be referred to a senior board level manager of each of the parties.

c.     Within five (5) business days of the dispute being referred to a senior board level manager, the senior board level managers and any other individuals they designate to assist them shall meet at a mutually acceptable time and place or via phone or teleconference, to exchange relevant information and to attempt to resolve the dispute.

d.     If the senior board level managers of the Parties are unable to resolve the matter within three (3) business days after the five (5) business days referred to in Section 16.1.c, any party to the dispute may initiate binding arbitration of the dispute as provided for in Section 16.4, or pursue other legal proceedings to the extent Section 16.4 of the Agreement is not applicable.

16.2 Expenses. Each party shall be responsible for its own travel and related expenses during the Parties' attempt to resolve the dispute.

16.3 Other Rights. Nothing in this Section 16 shall be deemed to waive the right of any party to apply to a court of competent jurisdiction for a temporary restraining order, a preliminary injunction, or other equitable relief to preserve the status quo or prevent irreparable harm.

16.4 Arbitration. Except as otherwise set forth in Section 7.3 and Section 3.8, all disputes between the parties arising out of or relating to this Agreement and not settled through the Dispute Resolution Process set forth above shall be resolved through final and binding arbitration. Such arbitration shall be conducted by a single arbitrator in New York, New York in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association ("AAA"). Such arbitrator shall be selected by the mutual agreement of the parties or, failing such agreement within thirty (30) days of the request for arbitration, shall be selected by the AAA in accordance with its then-current rules. The parties shall bear the costs of the arbitrator equally. The prevailing party in any arbitration shall be entitled to its reasonable attorneys' fees, experts' fees, and costs including the costs of arbitration in addition to any other amount of recovery ordered by such arbitrator. The arbitrator may not award punitive or multiple damages. Judicial enforcement of such arbitrator's award may be entered in any court of competent jurisdiction.

ARTICLE 17.     MISCELLANEOUS

17.1 Survival.Sections 7, 8, 11, 12, 13, 16, 17 and any other provisions required to interpret and enforce the parties' rights and obligations under this Agreement shall survive the termination of this Agreement to the extent required for the full observation and performance of this Agreement by the parties in accordance with its terms.

17.2 Entire Agreement; Amendment. This Agreement, the Quality Agreement, and Joint Defense Agreement which by this reference are incorporated herein, together with all of the Exhibits contain the entire understanding of the parties with respect to the subject matter hereof and supersede all previous verbal and written agreements, representations and warranties. This Agreement and the Quality Agreement may be released, waived or modified only by written agreement signed by the party against whom enforcement of any release, waiver, modification, or other change is sought.

17.3 Standard Forms. In ordering and delivering the services, Developed Products and Development API contemplated by this Agreement, Alpharma and Shasun may employ their standard forms, but nothing in those forms shall be construed to modify, amend or supplement the terms of this Agreement and, in the case of any conflict herewith, the terms of this Agreement shall control.

17.4 Confidentiality. Shasun and Alpharma shall not use, except in connection with this Agreement, nor disclose any information concerning the other party's business or any proprietary information of the other party, including but not limited to, technical or scientific data, unpublished findings, biological material, know-how, specifications, processes, techniques, patent, patent litigation strategies or tactics, trade secrets, algorithms, programs, designs, drawings, or formulae; and any engineering, manufacturing, marketing, financial, litigation, intellectual property or business plan, confidential knowledge, data or other similar information, whether received pursuant to this Agreement or otherwise ("Confidential Information") without the prior written consent of such other party. The obligation of non-disclosure referred to above shall not apply to:

a.     Information which is known to the receiving party or one of its Affiliates or independently developed by the receiving party or one of its Affiliates prior to the time of disclosure, in each case, to the extent evidenced by written records;

b.     Information disclosed to the receiving party by a third party, which has a right to make such disclosure;

c.     Information which is or becomes patented, published or otherwise part of the public domain as a result of acts by the disclosing party or a third person obtaining such information as a matter of right; or

d.     Information which is required to be disclosed by order of the FDA or similar authority in other countries or a court of competent jurisdiction; provided that the parties shall use their best efforts to obtain confidential treatment of such information by the court or agency.

In addition to the provisions set forth in this Section 17.4, the Mutual Confidentiality Agreement entered into by the parties dated March 2, 2004 is hereby incorporated herein by reference in its entirety.

17.5 Force Majeure. Failure of any party to perform its obligations under this Agreement as a result of Force Majeure shall not subject such party to any liability or place it in breach of any term or condition of this Agreement to the other party if such failure is caused by any cause beyond the reasonable control of such non-performing party. The party prevented from performing its obligations or duties because of Force Majeure shall promptly notify the other party hereto of the occurrence and particulars of such Force Majeure and shall provide the other party, from time to time, with its best estimate of the duration of such Force Majeure and with notice of the termination thereof. The party so affected shall use its best efforts to avoid or remove such causes of nonperformance. Upon termination of Force Majeure, the performance of any suspended obligation or duty shall promptly recommence. Neither party shall be liable to the other party for any direct, indirect, consequential, incidental, special, punitive or exemplary damages arising out of or relating to the suspension or termination of any of its obligations or duties under this Agreement by reason of the occurrence of Force Majeure. In the event that Force Majeure has occurred and is continuing for a period of at least three (3) months, the other party shall have the right to terminate this Agreement upon thirty (30) days notice.

17.6 Waiver. The failure of a party to enforce any breach or provision of this Agreement shall not constitute a continuing waiver of such breach or provision and such party may at any time thereafter act upon or enforce such breach or provisions of this Agreement. Any waiver of breach executed by either party shall affect only the specific breach and shall not operate as a waiver of any subsequent or preceding breach.

17.7 No Assignment. Shasun may not delegate, subcontract, sublicense or otherwise transfer to a third party its rights or obligations under this Agreement. Alpharma may transfer its rights or obligations under this Agreement to any Affiliate or to a successor of the portion of its business that is the subject matter hereof. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

17.8 Severability. If any clause or provision of this Agreement is declared invalid or unenforceable by a court of competent jurisdiction, such provision shall be severed and the remaining provisions of the Agreement shall continue in full force and effect. The parties shall use their best efforts to agree upon a valid and enforceable provision as a substitute for the severed provision, taking into account the intent of this Agreement.

17.9 Notices. Any notice, request or other communication required to be given pursuant to the provisions of this Agreement shall be in writing and shall be deemed to be given when delivered in person or by courier (return receipt requested) or five days after being deposited in the United States mail, postage prepaid, certified, return receipt requested to the parties addressed as follows:

If to Shasun, to:

Shasun Chemicals and Drugs Limited
Shasun House
Doraiswamy Road
T. Nagar
Chennai 6000017
India
Attention: Mr. N. Govindarajan, CEO
Tel: +91-44-24344249
Fax: +91-44-24348924

If to Alpharma, to:

Purepac Pharmaceutical Co.
14 Commerce Drive
Cranford, NJ 07016
United States
Attention: Vice President, Law
Telephone: 908 653 8117
Facsimile: 908 653 8180

With a copy to,

Alpharma Inc.
One Executive Drive
Fort Lee, NJ 07024
United States
Attention: Chief Legal Officer
Telephone: 201 228 5022
Facsimile: 201 592 1481

Either party may change its address or its telephone or facsimile number by giving the other party written notice, delivered in accordance with this Section 17.9.

17.10 Further Instruments. Each party shall execute and deliver such further instruments and do such further reasonable acts and things as reasonably may be required to carry out the intent and purpose of this Agreement.

17.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (US), without reference to conflicts of laws, rules or principles. The parties agree that the sole venue for all disputes shall be in the Federal Courts, sitting in the Southern District of New York, New York County.

17.12 Counterparts. This Agreement shall become binding when any one or more counterparts hereof, individually or taken together, bears the signature of each of the parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be an original as against the party whose signature appears thereon, but all of which taken together shall constitute but one and the same instrument.

17.13 Independent Parties. The relationship of the parties under this Agreement is that of independent contractors. Neither party shall be deemed to be the agent of the other, nor shall the parties be deemed to be partners or joint venturers, and neither is authorized to take any action binding upon the other. Shasun expressly acknowledges for itself, its employees, agents and subcontractors, that none of them are employees of Alpharma and that none of them are entitled to participate in any benefit plans of Alpharma or its affiliates. Shasun further acknowledges that none of its employees, agents or subcontractors are eligible to participate in any benefit plans of Alpharma or its affiliates, even if it is later determined that the status of any of them was that of an employee during the period of this engagement of Shasun by Alpharma.

17.14 Costs. Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement.

17.15 Headings. Headings in this Agreement are included for ease of reference only and have no legal effect.

(The Remainder of this Page Left Blank Intentionally)

IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its duly authorized officer as of the date executed.

SHASUN CHEMICAL AND DRUGS LIMITED	PUREPAC PHARMACEUTICAL CO.

By: /s/ N. Govindarajan Name: N. Govindarajan	By: /s/ Fredrick Lynch Name: Fredrick Lynch
Title: Chief Executive Officer Date: June 23, 2005	Title: President Date: June 15, 2005